UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Sono Group N.V. and Sono Motors GmbH enter into investment agreements with the aim of restructuring the companies and funding the companies’ business operations through 2024

On November 27, 2023, Sono Group N.V. (“Sono N.V.”) and Sono Motors GmbH, the sole subsidiary of Sono N.V. (“Sono GmbH” and together with Sono N.V., the “companies”), announced the signing of investment-related agreements (the “Agreements”) with YA II PN, Ltd. (“Yorkville”). Subject to the satisfaction of certain conditions precedent, the companies expect that the Agreements position the companies to obtain sufficient funding for their business operations through the end of 2024.

The aim of Agreements and the transactions contemplated therein (the “Transactions”) is the planned restructuring of the companies, which is intended to enable Sono N.V. to withdraw its application for preliminary self-administration proceedings and enable Sono GmbH to exit its self-administration proceeding via an insolvency plan, currently expected to be filed with the insolvency court of Munich, Germany by the end of November for approval by Sono GmbH’s creditor bodies and subsequent confirmation by the court. In connection with the execution of the Agreements and the anticipated Transactions, Sono GmbH has offered employees whose employment contracts were terminated at the end of October the option to cancel such employment termination and stay on in their current roles at Sono GmbH. All employees who are necessary for the continuation of business have accepted the offer to cancel the previous termination of their employment contracts.

Under the terms of the Agreements, funding for the companies’ expected operational costs through the end of 2024 will be provided by Yorkville at the closing of the Transactions (the “Closing”) by way of one or more convertible debentures that will be convertible into ordinary shares of the Company. Closing is currently expected in late January 2024 and is subject to the satisfaction of certain conditions precedent, including Sono N.V.’s regaining compliance with its periodic reporting requirements by filing its Annual Report on Form 20-F for the year ended December 31, 2022, Sono GmbH’s insolvency plan becoming legally binding, and the withdrawal of Sono N.V.’s application for preliminary insolvency proceedings. In connection with the Transaction, the companies’ founders, Laurin Hahn and Jona Christians, have agreed to transfer, if so requested, some of their ordinary shares to a trustee to be appointed for the benefit of Sono GmbH’s creditors and some of their ordinary shares and all of their high voting shares to the new members of the management board to be appointed for Sono N.V. In addition to the changes in the management board, the Agreements also contemplate changes in the supervisory board of Sono N.V. after Closing. The new members of the management board and the supervisory board have not yet been selected.

The additional expected funding to be provided under the Agreements would help the companies to further develop and grow their solar integration business. Despite the ongoing self-administration proceedings, the companies continued to establish new and strengthen existing customer relationships throughout 2023. In November 2023, Sono GmbH further deepened its cooperation with one of the 10 largest vehicle manufacturers in the world by signing a new service agreement. Since March 2023, the total number of customers and partners for its solar technology has increased from 25 up to 28.

Additional information and background on the companies’ self-administration proceedings and the M&A process related thereto may be found in Sono N.V.’s Form 6-Ks filed with the Securities and Exchange Commission on May 15, 2023, May 22, 2023, June 12, 2023, September 7, 2023, September 29, 2023 and October 30, 2023.

About This Document

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Forward-Looking Statements

This document includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the companies’ intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the companies to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: our expectations regarding the companies’ self-administration proceedings, the outcome of which is uncertain; our ability to maintain relationships with lenders, suppliers, customers, employees and other third parties as a result of the self-administration proceedings and the related increased performance and credit risks associated with our constrained liquidity position and capital structure; our ability to successfully fulfill the conditions precedent to the closing so as to gain access to the funding offered in the current transaction; our ability to maintain Sono Group N.V.’s stock exchange listing; and the length of time that Sono Group N.V. and Sono Motors GmbH continue to operate under the self-administration proceedings. Many of these risks and uncertainties relate to factors that are beyond Sono Group N.V.’s ability to control or estimate precisely, such as the actions of courts, regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, Sono Group N.V. assumes no obligation to update any such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Chief Financial Officer and Member of the Management Board

By	/s/ Markus Volmer
	Name:	Markus Volmer
	Title:	Chief Technology Officer and Member of the Management Board

November 27, 2023